02052079

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.G.
8/30/02

For the month of August, 2002

EganaGoldpfeil (Holdings) Limited
formerly known as Egana International (Holdings) Limited
(Translation of registrant's name into English)

Block C4, 11/F., Hong Kong Industrial Centre, 489-491 Castle Peak Road,
Cheung Sha Wan, Kowloon, Hong Kong.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EganaGoldpfeil (Holdings) Limited
Registrant

Date August 9, 2002

By ____________________

EGANAGOLDPFEIL

(HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Consolidation of Share Capital and Change in Board Lot Size

Summary:

The Directors proposes to consolidate the issued and unissued share capital of the Company by consolidating 10 Shares into 1 Consolidated Share, and to change the board lot size for trading on the Stock Exchange from 20,000 to 2,000 Consolidated Shares upon the Share Consolidation becomes effective.

The Share Consolidation is conditional upon, inter alia, the Shareholders' approval at the EGM. A circular containing, inter alia, details and expected timetable of the Share Consolidation will be despatched to the Shareholders as soon as practicable.

Share Consolidation

The Directors announced on 26 July 2002 to propose for the Shareholders to approve the Share Consolidation.

Assuming the Conditions of the Share Consolidation as specified in the announcement on 26 July 2002 will be fulfilled, the Share Consolidation will become effective on 5 September 2002, the business day immediately after the date of the EGM to be held on 4 September 2002.

Expected Timetable

	2002
Despatch of circular	On Friday, 16 August
Latest time for lodging proxy forms for the EGM	10:30 a.m. on Monday, 2 September
Date of the EGM	10:30 a.m. on Wednesday, 4 September
Effective date of the Share Consolidation	On Thursday, 5 September
Existing counter for trading in Shares in board lots of 20,000 Shares temporarily closes	9:30 a.m. on Thursday, 5 September
Temporary counter for trading in Consolidated Shares in board lots of 2,000 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Thursday, 5 September
Existing counter for trading in Consolidated Shares in board lots of 2,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Thursday, 19 September
Parallel trading of Consolidated Shares (in the forms of existing and new share certificates) commences	9:30 a.m. on Thursday, 19 September
First day of odd lot facility	On Thursday, 19 September
Parallel trading of Consolidated Shares (in the forms of existing and new share certificates) ends	4:00 p.m. on Friday, 11 October
Last day of odd lot facility	On Friday, 11 October
Temporary counter for trading in Consolidated Shares in board lots of 2,000 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Friday, 11 October
Free exchange of new share certificates for Consolidated Shares	From Thursday, 5 September to Wednesday, 23 October

The Consolidated Shares will be traded in board lots of 2,000 Consolidated Shares. Subject to the Share Consolidation becoming unconditional, dealings in the Consolidated Shares are expected to commence on 5 September 2002 and it is proposed that arrangements for dealings in the Consolidated Shares will be as follows:

i) From 9:30 a.m. on Thursday, 5 September 2002, the original counter for trading in the Shares in board lots of 20,000 Shares will be temporarily closed. A temporary counter will be established for trading in the Consolidated Shares in board lots of 2,000 Consolidated Shares. Every 10 Shares will be deemed to represent 1 Consolidated Share. Existing share certificates for the Shares may only be traded at this temporary counter.

ii) With effect from 9:30 a.m. on Thursday, 19 September 2002, the original counter for trading in the Shares will be reopened for trading in the Consolidated Shares in board lots of 2,000 Consolidated Shares. New share certificates for the Consolidated Shares may only be traded at this counter.

iii) From Thursday, 19 September 2002 to Friday, 11 October 2002 (both dates inclusive), there will be parallel trading at the above two counters.

iv) The temporary counter for trading in the Consolidated Shares in board lots of 2,000 Consolidated Shares will be removed after the close of trading on Friday, 11 October 2002. [illegible]

Trading Arrangement

In order to facilitate the trading of odd lots of the Consolidated Shares as a result of the Share Consolidation, the Company has appointed Upbest Securities Company Limited ("Upbest") to arrange for the sale and purchase of odd lots on behalf of the Shareholders and potential investors.

Upbest will provide the service during the period from 19 September 2002 to 11 October 2002, both dates inclusive. Holders of the Consolidated Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot of 2,000 Consolidated Shares may directly or through their brokers contact Upbest at 2nd Floor, Wah Kit Commercial Centre, 302 Des Voeux Road, Central, Hong Kong and at the telephone number (852) 2545 3298 during such period. Shareholders should note that successful matching of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed.

Exchange of Share Certificates

Subject to the Share Consolidation becoming effective, the Shareholders may submit their existing share certificates for the Shares in exchange for new share certificates for Consolidated Shares free of charge at the office of the Company's Hong Kong branch share registrars, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Centre, Hong Kong, during business hours from 5 September 2002 to 23 October 2002. Thereafter, certificates for the Shares will be acccepted for exchange only on payment of a fee of HK$2.50 or such higher amount as from time to time be determined for each new share certificate issued.

It is expected that new certificates for the Consolidated Shares will be available for collection on or after the 10th business day from the date of submission of existing share certificates for the Shares to Secretaries Limited for exchange.

Application for Listing

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares.

General

A circular containing, among other things, details of the Share Consolidation and a notice convening the EGM will be dispatched to the Shareholders as soon as practicable.

Subject to the Share Consolidation becoming unconditional, the subscription price payable upon exercise of the rights under the Share Options and the Convertible Notes outstanding will be adjusted as appropriate, in accordance with the Share Option Scheme and the Subscription Agreement. Holders of the Share Options and the Convertible Notes outstanding will be individually notified by the Company accordingly.

Definitions

"Company"	EganaGoldpfeil (Holdings) Limited
"Consolidated Shares"	new issued shares with nominal value of HK$1.00 each in the capital of the Company after the Share Consolidation becomes effective
"Convertible Notes"	convertible notes issued pursuant to the Subscription Agreement
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of considering the Share Consolidation
"Shareholders"	the shareholders of the Company
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Share Consolidation"	the proposed share consolidation whereby every 10 Shares will be consolidated into 1 Consolidated Share
"Share Options"	share options granted pursuant to the Share Option Scheme
"Subscription Agreement"	a subscription agreement dated 15 December 1999 and made between the Company and Credit Suisse First Boston (Hong Kong) Limited
"Share Option Scheme"	the executive share option scheme of the Company which was adopted on 31 May 1993 and shall expire on 31 May 2003
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Hans-Joerg SEEBERGER
Chairman and Chief Executive

Hong Kong, 9th August 2002

聯洲國際集團

EGANAGOLDPFEIL

(HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

合併股份及更改每手買賣單位

摘要

董事建議將公司每10股已發行及未發行之股份合併為1股合併股份。此外，董事亦建議於合併股份生效後，於聯交所之每手買賣單位將由20,000股股份更改為2,000股合併股份。

合併股份之建議必須獲股東於股東特別大會通過，方為有效。公司將於可行之情況下盡快刊發載有合併股份之詳情及時間表之通函給股東。

合併股份

董事於二零零二年七月廿六日通知股東有關批准合併股份之建議。

假設二零零二年七月廿六日之通告所載之條件獲得通過，合併股份將於二零零二年九月五日起生效，即於二零零二年九月四日舉行之股東特別大會後的第一個工作天。

預期時間表

	二零零二年
寄發通函	八月十六日，星期五
交回有關股東特別大會之代表委任表格之最後限期	九月二日，星期一上午十時三十分
股東特別大會日期	九月四日，星期三上午十時三十分
合併股份之生效日期	九月五日，星期四
暫停於原有櫃位買賣每手買賣單位為20,000股之股份	九月五日，星期四上午九時三十分
開始於臨時櫃位（以現有股票形式）買賣每手買賣單位為2,000股之合併股份	九月五日，星期四上午九時三十分
重開原有櫃位（以新股票形式）買賣每手買賣單位為2,000股之合併股份	九月十九日，星期四上午九時三十分
開始以並行形式（以新股票及現有股票形式）買賣合併股份	九月十九日，星期四上午九時三十分
開始買賣零碎單位之股份	九月十九日，星期四
終止以並行形式（以新股票及現有股票形式）買賣合併股份	十月十一日，星期五下午四時正
終止買賣零碎單位之股份	十月十一日，星期五
終止於臨時櫃位（以現有股票形式）買賣每手買賣單位為2,000股之合併股份	十月十一日，星期五下午四時正
免費換領合併股份股票	由九月五日，星期四至十月廿三日，星期三

合併股份將以每手買賣單位為2,000股之合併股份買賣。當合併股份建議在符合所有條件之情況下，合併股份將於二零零二年九月五日開始買賣，有關買賣合併股份之安排如下：

i) 由二零零二年九月五日星期四上午九時三十分起，暫停於原有櫃位買賣每手買賣單位為20,000股之股份，並開始於臨時櫃位買賣每手買賣單位為2,000股之合併股份，每10股股份相等於1股合併股份。現有股票只限於臨時櫃位買賣。

ii) 由二零零二年九月十九日星期四上午九時三十分起，重開原有櫃位買賣每手買賣單位為2,000股之合併股份。新股票只限於此櫃位買賣。

買賣安排

為了解決因合併股份後產生合併股份以零碎單位買賣之問題，公司已委任美建證券有限公司(「美建」)代表股東及潛在投資者安排買賣零碎單位。

美建將自二零零二至九月十九日起至二零零二年十月十一日止(包括首尾兩日)期間提供上述服務。有意利用此等服務以補足或出售零碎單位以達每手2,000股合併股份之持有人，可直接或透過其經紀於以上期間內聯絡美建，其地址為香港德輔道中302號華傑商業中心2樓，聯絡電話為(852) 2545 3298。股東須注意，以零碎單位對盤買賣並不保證一定成功。

換領股票

待合併股份生效後，股東可於二零零二年九月五日至二零零二年十月廿三日期間之辦公時間內，將現有股票送交公司之香港股份登記及過戶分處秘書商業服務有限公司之辦事處，地址為香港干諾道中111號永安中心5樓，以免費換領合併股份之新股票。此後，股東必須就所簽發之每張新股票支付2.50港元或不時議定之較高金額。

預計合併股份之新股票可於呈交現有股票予秘書商業服務有限公司後第十個工作天或之後領取。

申請上市

公司已向聯交所上市委員會申請批准將合併股份上市及買賣。

一般資料

公司將於可行之情況下盡快寄發載有合併股份之詳情及召開股東特別大會通告之通函給股東。

當合併股份生效後，行使購股權及可換股債券(現有)之認購價，將根據購股權計劃及認購協議作出調整，公司將個別通知購股權與可換股債券之持有人。

釋義

「公司」	指	聯洲國際集團
「合併股份」	指	緊隨股份合併生效後每股面值1.00港元之股份
「可換股債券」	指	根據認購協議而發行之可換股債券
「董事」	指	公司董事
「股東特別大會」	指	公司即將召開以考慮合併股份建議之股東特別大會
「股東」	指	公司股東
「股份」	指	公司已發行每股面值0.10港元之普通股
「合併股份」	指	將每10股股份合併為1股合併股份之合併股份建議
「購股權」	指	根據購股權計劃而授出之購股權
「認購協議」	指	由公司與Credit Suisse First Boston (Hong Kong) Limited於一九九九年十二月十五日簽訂之認購協議
「購股權計劃」	指	公司之行政人員購股權計劃，於一九九三年五月三十一日採納，並於二零零三年五月三十一日到期
「聯交所」	指	香港聯合交易所有限公司

承董事會命
主席兼行政總裁
史耀加

香港，二零零二年八月九日